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SEC FILE NUMBER
8 – 65689

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2015** AND ENDING **DECEMBER 31, 2015**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

GLOBAL DIRECT EQUITIES, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

C/O BUTTONWOOD BUSINESS SOLUTIONS, LLC, 14 WALL STREET 20TH FLOOR

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HARRY MOZIAN JR **(646) 618-1854**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *HARRY MOZIAN Jr.*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *GLOBAL DIRECT EQUITIES, LLC* as of *DECEMBER 31, 2015*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

President
Title

X Kelly Swedt
Notary Public

KELLY SWEDT
Notary Public, State of New York
No. 01SW6227149
Qualified in Westchester County
Commission Expires September 27, 2018

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Global Direct Equities, LLC
c/o Buttonwood Business Solutions, LLC
14 Wall Street, 20th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Global Direct Equities, LLC. (the Company) as of **December 31, 2015**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Direct Equities, LLC. as of **December 31, 2015** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 4, 2016

Global Direct Equities, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Current Assets		
Cash	$	107,591
Commissions receivable		123,423
Rebates receivable		4,164
Due from clearing broker		104,501
Other assets		4,252
Total Assets	$	343,931
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable	$	72,748
Accrued expenses		42,453
Subordinated borrowings		150,000
Total Liabilities		265,201
Members' Equity		78,730
Total Liabilities and Members' Equity	$	343,931

See accompanying notes to the financial statements.

Global Direct Equities, LLC
Notes to the Financial Statements

ORGANIZATION AND NATURE OF BUSINESS

Global Direct Equities, LLC (the Company) is a limited liability company organized in the state of New York to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing brokerage firm and does not handle any customer funds or securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Securities Transactions, Commissions and Revenue Recognition
Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and trade accounts receivables. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities, Inc. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non-performance.

In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no provision has been recorded for income tax expense in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. The Company is subject to New York City unincorporated business taxes.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Subsequent events

Management has evaluated subsequent events through February 4, 2016, the date the financial statements were available to be issued.

COMMISSIONS RECEIVABLE

The Company has outstanding receivables consisting of commissions earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established. However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes. As of December 31, 2015, $16,430 of total accounts receivables were considered non-allowable.

SUBORDINATED BORROWINGS

Subordinated liabilities consist of a subordinated loan agreement which was approved by FINRA. The $150,000 loan bears interest at 6% per annum, renewable annually, and is currently due August 31, 2016. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan may not be repaid. The borrowings are from one of the Company's members. Interest paid on the loan during the year ended December 31, 2015 amounted to $9,000.

Global Direct Equities, LLC
Notes to the Financial Statement

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $203,884, which was $196,204 in excess of its required net capital. The Company's net capital ratio was .5650 to 1.

COMMITMENTS AND CONTINGENCIES

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

GLOBAL DIRECT EQUITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015